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                       CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
MHM Services, Inc.

We consent to the use of our report dated January 14, 2000, on the statements of net assets available for plan benefits as of September 30, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended September 30, 1999 for the MHM Services, Inc. 401(k) Savings Plan (the "Plan") included in the Annual Report on Form 11-K relating to the Plan filed by MHM Services, Inc. for the year ended September 30, 1999 and to the incorporation by reference of such report in the Registration Statement on Form S-8 pertaining to the Plan (File No. 333-09147).


                         /s/ KPMG LLP

McLean, Virginia
March 31, 2000